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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

YDI Wireless, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

984215 10 3

(Cusip Number)

Jason Mendelson, Esq.
Mobius Venture Capital
Two Palo Alto Square, Suite 500
3000 El Camino Real
Palo Alto, CA 94306
(650) 319-2700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984215 10 3			Page 2 of 31

1.	Name of Reporting Person: Mobius Technology Ventures VI, L.P. ("MTV")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,226,544

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,226,544

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,226,544

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.6%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 984215 10 3			Page 3 of 31

1.	Name of Reporting Person: Mobius Technology Ventures Advisors Fund VI, L.P. ("MTAF")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 47,784

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 47,784

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 47,784

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 984215 10 3			Page 4 of 31

1.	Name of Reporting Person: Mobius Technology Ventures Side Fund VI, L.P. ("MTSF")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 50,160

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 50,160

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 50,160

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 984215 10 3			Page 5 of 31

1.	Name of Reporting Person: SOFTBANK US Ventures VI, L.P. ("SBUSV")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,315,512

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,315,512

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,315,512

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.9%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 984215 10 3			Page 6 of 31

1.	Name of Reporting Person: Mobius VI LLC ("Mobius")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,640,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,640,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,640,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.9%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 984215 10 3			Page 7 of 31

1.	Name of Reporting Person: SOFTBANK Technology Ventures Advisors Fund V, L.P. ("SBTAF")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 70,114

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 70,114

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 70,114

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 984215 10 3			Page 8 of 31

1.	Name of Reporting Person: SOFTBANK Technology Entrepreneurs Fund V, L.P. ("SBTEF")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 46,669

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 46,669

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,669

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 984215 10 3			Page 9 of 31

1.	Name of Reporting Person: SOFTBANK Technology Ventures V, L.P. ("SB Tech")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,596,550

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,596,550

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,596,550

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 984215 10 3			Page 10 of 31

1.	Name of Reporting Person: SBTV V LLC ("SBTV")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,713,333

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,713,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,713,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.2%

14.	Type of Reporting Person (See Instructions): PN

1

CUSIP No. 984215 10 3			Page 11 of 31

1.	Name of Reporting Person: Gary E. Rieschel ("GER")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,353,333

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,353,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,353,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 20.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 984215 10 3			Page 12 of 31

1.	Name of Reporting Person: Bradley A. Feld ("BAF")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,353,333

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,353,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,353,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 20.1%

14.	Type of Reporting Person (See Instructions): IN

1

CUSIP No. 984215 10 3			Page 13 of 31

1.	Name of Reporting Person: D. Rex Golding ("DRG")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,353,333

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,353,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,353,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 20.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 984215 10 3			Page 14 of 31

1.	Name of Reporting Person: Jo Ann Heidi Roizen ("JR")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,353,333

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,353,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,353,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 20.1%

14.	Type of Reporting Person (See Instructions): IN

1

CUSIP No. 984215 10 3			Page 15 of 31

1.	Name of Reporting Person: Greg P. Galanos ("GPG")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,640,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,640,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,640,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 984215 10 3			Page 16 of 31

1.	Name of Reporting Person: Greg R. Prow ("GRP")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,640,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,640,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,640,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.9%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP No. 984215 10 3	Page 17 of 31 Pages

Item 1. Security and Issuer.

This Schedule relates to shares of Common Stock (“YDI Common Stock”) of YDI Wireless, Inc. (“YDI”). YDI’s principal executive offices are located at 8000 Lee Highway, Falls Church, VA 22042.

Item 2. Identity and Background.

(a)

This Schedule is being filed by Mobius Venture Capital on behalf of (collectively, the “Reporting Persons”):

Mobius Technology Ventures VI, L.P. (“MTV”)
SOFTBANK U.S. Ventures VI, L.P. (“SBUSV”)
Mobius Technology Ventures Advisors Fund VI, L.P. (“MTAF”)
Mobius Technology Ventures Side Fund VI, L.P. (“MTSF”)
Mobius VI LLC (“Mobius”)
SOFTBANK Technology Ventures V, L.P. (“SB Tech”)
SOFTBANK Technology Ventures Advisors Fund V, L.P. (“SBTAF”)
SOFTBANK Technology Entrepreneurs Fund V, L.P. (“SBTEF”)
SBTV V LLC (“SBTV”)
Gary E. Rieschel (“GER”)
Bradley A. Feld (“BAF”)
D. Rex Golding (“DRG”)
Jo Ann Heidi Roizen (“JR”)
Greg P. Galanos (“GPG”)
Greg R. Prow (“GRP”)

(b)

The principal business address of each of the Reporting Persons is c/o Mobius Venture Capital, Two Palo Alto Square, Suite 500, 3000 El Camino Real, Palo Alto, California 94306

(c)

The principal occupations/principal business of each of the Reporting Persons is as follows:

MTV:	Venture Capital Fund
SBUSV:	Venture Capital Fund
MTAF:	Venture Capital Fund
MTSF:	Venture Capital Fund
Mobius:	General Partner of MTV, SBUSV, MTAF and MTSF
SB Tech:	Venture Capital Fund
SBTAF:	Venture Capital Fund
SBTEF:	Venture Capital Fund
SBTV:	General Partner of SB Tech, SBTAF and SBTEF
GER:	Managing Member of Mobius and SBTV
BAF:	Managing Member of Mobius and SBTV
DRG:	Managing Member of Mobius and SBTV

SCHEDULE 13D

CUSIP No. 984215 10 3	Page 18 of 31 Pages

JR:	Managing Member of Mobius and SBTV
GPG:	Managing Member of Mobius
GRP:	Managing Member of Mobius

(d) & (e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

SB Tech:	Delaware	MTAF:	Delaware
SBTAF:	Delaware	MTSF:	Delaware
SBTEF:	Delaware	MTV:	Delaware
SBTV:	Delaware	SBUSV:	Delaware
		Mobius:	Delaware

GER:	United States
BAF:	United States
DRG:	United States
JR:	United States
GPG	United States
GRP:	United States
MAO:	United States

Item 3. Source and Amount of Funds or Other Consideration.

On June 22, 2004, YDI completed a merger with Terabeam Corporation, a Washington corporation (“Terabeam”). The stock-for-stock merger was completed pursuant to an Agreement and Plan of Merger, dated as of April 14, 2004 (the “Merger Agreement”), among YDI, T-Rex Acquisition Corporation, a Washington corporation and wholly owned subsidiary of YDI (“Merger Sub”), and Terabeam, providing for the merger of Merger Sub with and into Terabeam (the “Merger”). Upon completion of the Merger, Terabeam became a wholly owned subsidiary of YDI, and YDI issued an aggregate of approximately 11.32 million shares of YDI Common Stock to the shareholders of Terabeam and assumed Terabeam’s outstanding warrants. Options to purchase outstanding warrants to purchase Terabeam’s stock were not assumed in the Merger. Each outstanding share of Terabeam common stock, no par value per share (the “Terabeam Common Stock”), was exchanged at the effective time of the Merger (the "Effective Time") for 0.22 of a share of YDI Common Stock.

In connection with the Merger:

(a)	MTV acquired 1,226,544 shares of YDI Common Stock in exchange for 5,575,200 shares of Terabeam Common Stock beneficially owned by it as of the Effective Time;

(b)	MTAF acquired 47,784 shares of YDI Common Stock in exchange for 217,200 shares of Terabeam Common Stock beneficially owned by it as of the Effective Time;

SCHEDULE 13D

CUSIP No. 984215 10 3	Page 19 of 31 Pages

(c)	MTSF acquired 50,160 shares of YDI Common Stock in exchange for 228,000 shares of Terabeam Common Stock beneficially owned by it as of the Effective Time;

(d)	SBUSV acquired 1,315,512 shares of YDI Common Stock in exchange for 5,979,600 shares of Terabeam Common Stock beneficially owned by it as of the Effective Time;

(e)	SB Tech acquired 2,596,550 shares of YDI Common Stock in exchange for 11,802,500 shares of Terabeam Common Stock beneficially owned by it as of the Effective Time;

(f)	SBTAF acquired 70,114 shares of YDI Common Stock in exchange for 318,700 shares of Terabeam Common Stock beneficially owned by it as of the Effective Time; and

(g)	SBTEF acquired 46,669 shares of YDI Common Stock in exchange for 212,132 shares of Terabeam Common Stock beneficially owned by it as of the Effective Time.

On the effective date of the Merger, there was no market for the Terabeam Common Stock, and the closing price of the YDI Common Stock was $4.25 per share (as reported on the OTC Bulletin Board).

Item 4. Purpose of Transaction.

See Item 3 which is incorporated by reference herein.

Each Reporting Person acquired the YDI Common Stock in the Merger for purposes of investment. Also, as part of the Merger, MTV, MTAF, MTSF, SBUSV, SB Tech, SBTAF, and SBTEF (collectively, the “Mobius Funds”) entered into a lock-up agreement with YDI in the form attached hereto as Exhibit 2 (the “Lock-up Agreement”). The full text of such exhibit is incorporated by reference herein. The Lock-up Agreement provides that the Mobius Funds will not sell or transfer any YDI Common Stock issued to them pursuant to the Merger for a period of at least 180 days after closing of the Merger. The Mobius Funds may sell or transfer up to 50% of the shares issued to them during the period beginning 180 days after closing of the Merger and ending on the date that is 270 days after closing. The Mobius Funds may sell or transfer up to an additional 25% of the shares issued to them during the period beginning 270 days after closing of the Merger and ending on the one-year anniversary of the closing. All restrictions under those agreements on the sale or transfer of YDI Common Stock issued in the Merger expire on the one-year anniversary of the closing of the Merger.

Subject to applicable legal requirements, the Reporting Persons may purchase additional YDI Common Stock from time to time in open market or in private transactions, depending on their evaluation of YDI’s business, prospects and financial condition, the market for the YDI Common Stock, other developments concerning YDI, the reaction of YDI to Reporting Person’s ownership of YDI Common Stock, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their YDI Common Stock at any time.

Other than as described in this Item 4, the Reporting Persons do not have any plan or proposal relating to, or that would result in, any event described in (a)-(j) of this Item 4.

SCHEDULE 13D

CUSIP No. 984215 10 3	Page 20 of 31 Pages

Item 5. Interest in Securities of the Issuer.

				Shares	Shares	Shares
	No. of		Shares	Subject to	Subject to	Subject to
	Shares	% of Shares	Subject to	Shared	Sole	Shared
	Beneficially	Beneficially	Sole Voting	Voting	Dispositive	Dispositive
	Owned	Owned	Power	Power	Power	Power
MTV (1)	1,226,544	4.6%	0	1,226,544	0	1,226,544
MTSF (2)	50,160	0.2%	0	50,160	0	50,160
MTAF (3)	47,784	0.2%	0	47,784	0	47,784
SBUSV (4)	1,315,512	4.9%	0	1,315,512	0	1,315,512
Mobius (5)	2,640,000	9.9%	0	2,640,000	0	2,640,000
SB Tech (6)	2,596,550	9.8%	0	2,596,550	0	2,596,550
SBTAF (7)	70,114	0.3%	0	70,114	0	70,114
SBTEF (8)	46,669	0.2%	0	46,669	0	46,669
SBTV (9)	2,713,333	10.2%	0	2,713,333	0	2,713,333
GER (10)	5,353,333	20.1%	0	5,353,333	0	5,353,333
BAF (10)	5,353,333	20.1%	0	5,353,333	0	5,353,333
DRG (10)	5,353,333	20.1%	0	5,353,333	0	5,353,333
JR (10)	5,353,333	20.1%	0	5,353,333	0	5,353,333
GPG (11)	2,640,000	9.9%	0	2,640,000	0	2,640,000
GRP (11)	2,640,000	9.9%	0	2,640,000	0	2,640,000

(1)	Listed shares held of record by MTV. MTV has shared voting and dispositive power with respect to such shares with (i) Mobius, as general partner of MTV, and (ii) GER, BAF, DRG, JR, GPG, and GRP, as managing members of Mobius.

(2)	Listed shares held of record by MTSF. MTSF has shared voting and dispositive power with respect to such shares with (i) Mobius, as general partner of MTSF, and (ii) GER, BAF, DRG, JR, GPG, and GRP, as managing members of Mobius.

(3)	Listed shares held of record by MTAF. MTAF has shared voting and dispositive power with respect to such shares with (i) Mobius, as general partner of MTAF, and (ii) GER, BAF, DRG, JR, GPG, and GRP, as managing members of Mobius.

(4)	Listed shares held of record by SBUSV. SBUSV has shared voting and dispositive power with respect to such shares with (i) Mobius, as general partner of SBUSV, and (ii) GER, BAF, DRG, JR, GPG, and GRP, as managing members of Mobius.

(5)	Mobius has shared voting and dispositive power with respect to the listed shares with (i) each of the venture capital funds listed in footnotes (1), (2), (3) and (4) above, as applicable, and (ii) GER, BAF, DRG, JR, GPG, and GRP, as managing members of Mobius.

(6)	Listed shares held of record by SB Tech. SB Tech has shared voting and dispositive power with respect to such shares with (i) SBTV, as general partner of SB Tech, and (ii) GER, BAF, DRG, and JR, as managing members of SBTV.

(7)	Listed shares held of record by SBTAF. SBTAF has shared voting and dispositive power with respect to such shares with (i) SBTV, as general partner of SBTAF, and (ii) GER, BAF, DRG, and JR, as managing members of SBTV.

(8)	Listed shares held of record by SBTEF. SBTEF has shared voting and dispositive power with respect to such shares with (i) SBTV, as general partner of SBTEF, and (ii) GER, BAF, DRG, and JR, as managing members of SBTV.

(9)	SBTV has shared voting and dispositive power with respect to the listed shares with (i) each of the venture capital funds listed in footnotes (6), (7), and (8) above, as applicable, and (ii) GER, BAF, DRG, and JR, as managing members of SBTV.

(10)	Has shared voting and dispositive power with respect to the listed shares with (i) each of the venture capital funds listed in footnotes (1), (2), (3), (4), (6), (7) and (8) above, as applicable, (ii) Mobius and SBTV, and (iii) the other managing members of Mobius and SBTV.

(11)	Has shared voting and dispositive power with respect to the listed shares with (i) each of the venture capital funds listed in footnotes (1), (2), (3), and (4) above, as applicable, (ii) Mobius, and (iii) the other managing members of Mobius.

SCHEDULE 13D

CUSIP No. 984215 10 3	Page 21 of 31 Pages

Other than as described in Item 4 above, none of the Reporting Persons has engaged in any other transactions with respect to the shares covered by this Schedule in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

GPG and GRP are managing members of Mobius. Mobius is the general partner of MTV, SBUSV, MTAF and MTSF venture capital funds named in response to Item 2 above. GPG and GRP are beneficial owners of YDI Common Stock solely in their capacities as managing members of Mobius. GPG and GRP disclaim beneficial ownership of YDI Common Stock except, or as applicable, to the extent of their pecuniary interests in Mobius, MTV, SBUSV, MTAF and MTSF.

GER, BAF, DRG and JR are managing members of (i) Mobius, the general partner of MTV, SBUSV, MTAF and MTSF venture capital funds named in response to Item 2 above, and (ii) SBTV, the general partner of SB Tech, SBTEF and SBTAF venture capital funds named in response to Item 2 above. GER, BAF, DRG and JR disclaim beneficial ownership of the YDI Common Stock except, or as applicable, to the extent of their pecuniary interests in Mobius, MTV, SBUSV, MTAF, MTSF, SBTV, SB Tech, SBTAF and SBTEF.

Except for the Lock-up Agreement described in Item 4 above, the Merger Agreement described in Item 3 above and the above-mentioned exceptions, each of which is incorporated by reference herein, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of YDI, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.Material to be filed as Exhibits.

EXHIBIT NO.	DESCRIPTION
Exhibit 1	Joint Filing Statement
Exhibit 2	Lock-up Agreement, dated as of June 14, 2004, between YDI and certain of the Reporting Persons

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2004 SOFTBANK TECHNOLOGY VENTURES V, L.P.
By:	SBTV V LLC
its general partner

By:	/s/ Greg R. Prow
	Name:	Greg R. Prow
	Title:	Chief Operating Officer

SOFTBANK TECHNOLOGY ADVISORS FUND V, L.P.
By:	SBTV V LLC
its general partner

By:	/s/ Greg R. Prow
	Name:	Greg R. Prow
	Title:	Chief Operating Officer

SOFTBANK TECHNOLOGY ENTREPRENEURS FUND V, L.P.
By:	SBTV V LLC
its general partner

By:	/s/ Greg R. Prow
	Name:	Greg R. Prow
	Title:	Chief Operating Officer

SBTV V LLC
By:	/s/ Greg R. Prow
	Name:	Greg R. Prow
	Title:	Chief Operating Officer

Page 22 of 31 Pages

MOBIUS TECHNOLOGY VENTURES VI, L.P.
By:	Mobius VI LLC
its general partner

By:	/s/ Greg R. Prow
	Name:	Greg R. Prow
	Title:	Chief Operating Officer

MOBIUS TECHNOLOGY VENTURES ADVISORS FUND VI, L.P.
By:	Mobius VI LLC
its general partner

By:	/s/ Greg R. Prow
	Name:	Greg R. Prow
	Title:	Chief Operating Officer

MOBIUS TECHNOLOGY VENTURES SIDE FUND VI, L.P.
By:	Mobius VI LLC
its general partner

By:	/s/ Greg R. Prow
	Name:	Greg R. Prow
	Title:	Chief Operating Officer

SOFTBANK U.S. VENTURES VI, L.P.
By:	Mobius VI LLC
its general partner

By:	/s/ Greg R. Prow
	Name:	Greg R. Prow
	Title:	Chief Operating Officer

MOBIUS VI LLC
By:	/s/ Greg R. Prow
	Name:	Greg R. Prow
	Title:	Chief Operating Officer

Page 23 of 31 Pages

GARY E. RIESCHEL
By:	/s/ Greg R. Prow
	Name:	Greg R. Prow
	Title:	Attorney-in-fact / authorized signatory for SEC Filings*

BRADLEY A. FELD
By:	/s/ Greg R. Prow
	Name:	Greg R. Prow
	Title:	Attorney-in-fact / authorized signatory for SEC Filings*

D. REX GOLDING
By:	/s/ Greg R. Prow
	Name:	Greg R. Prow
	Title:	Attorney-in-fact / authorized signatory for SEC Filings*

JO ANN HEIDI ROIZEN
By:	/s/ Greg R. Prow
	Name:	Greg R. Prow
	Title:	Attorney-in-fact / authorized signatory for SEC Filings*

GREG P. GALANOS
By:	/s/ Greg R. Prow
	Name:	Greg R. Prow
	Title:	Attorney-in-fact / authorized signatory for SEC Filings*

GREG R. PROW
/s/ Greg R. Prow
Greg R. Prow

*	Power of attorney granted pursuant to general authorization letters filed with the Commission via certified mail dated March 16, 2001.

Page 24 of 31 Pages